Exhibit 99.1

Canadian Solar Reports Third Quarter 2015 Results

Guelph, Ontario, November 10, 2015 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•                  Total solar module shipments were 1,198 MW, of which 1,150 MW were recognized in revenue, compared to 809 MW recognized in revenue in the second quarter of 2015.

•                  Net revenue was $849.8 million, compared to $636.7 million in the second quarter of 2015.

•                  Net revenue from total solution sales as a percentage of total net revenue was 26.6% compared to 30.6% in the second quarter of 2015.

•                  Gross margin was 14.9%, compared to 15.2% in the second quarter of 2015.

•                  Net income attributable to Canadian Solar was $30.4 million, or $0.53 per diluted share, compared to $17.9 million, or $0.31 per diluted share, in the second quarter of 2015.

•                   Non-GAAP net income attributable to Canadian Solar was $46.0 million, or $0.79 per diluted share. A table that provides a reconciliation of GAAP to non-GAAP measure is available at the end of this press release.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $1.0 billion, compared to $1.04 billion at the end of the second quarter of 2015.

•                  Net cash generated from operating activities was $41.4 million, compared to $29.1 million in the second quarter of 2015.

•                  During the quarter, the Company completed the purchase of three solar power plants in Canada, started commercial operation of four solar power plants in Japan and won bids for five solar projects in Brazil.

Third Quarter 2015 Results

Net revenue in the third quarter of 2015 was $849.8 million, up 33.5% from $636.7 million in the second quarter of 2015 and down 7.1% from $914.4 million in the third quarter of 2014.  Total solar module shipments in the third quarter of 2015 were 1,198 MW, of which 1,150 MW were recognized in revenue, compared to 809 MW recognized in revenue in the second quarter of 2015 and 770 MW recognized in revenue in the third quarter of 2014.  Solar module shipments recognized in revenue in the third quarter of 2015 included 110.5 MW used in the Company’s total solutions, compared to 90 MW in the second quarter of 2015 and 173 MW in the third quarter of 2014.

By geography, in the third quarter of 2015, sales to the Americas represented 52.6% of net revenue, sales to Asia represented 41.3% of net revenue, and sales to Europe and others represented 6.1% of net revenue, compared to 47.6%, 45.5% and 6.9% respectively, in the second quarter of 2015 and 71.7%, 20.4%, 7.9% respectively, in the third quarter of 2014.

	Q3 2015		Q2 2015		Q3 2014
	US$M	%	US$M	%	US$M	%
The Americas	447.0	52.6	302.8	47.6	655.3	71.7
Asia	351.1	41.3	290.0	45.5	186.9	20.4
Europe and Others	51.7	6.1	43.9	6.9	72.2	7.9
Total	849.8	100.0	636.7	100.0	914.4	100.0

Gross profit in the third quarter of 2015 was $126.8 million, compared to $96.5 million in the second quarter of 2015 and $209.3 million in the third quarter of 2014.  Gross margin in the third quarter of 2015 was 14.9%, compared to 15.2% in the second quarter of 2015 and 22.9% in the third quarter of 2014.  The sequential decrease in gross margin was primarily due to lower margin and lower contribution from the Company’s total solutions business partially offset by lower module manufacturing cost.

Total operating expenses were $95.9 million in the third quarter of 2015, up 49.8% from $64.1 million in the second quarter of 2015 and up 80.3% from $53.2 million in the third quarter of 2014.

Selling expenses were $37.2 million in the third quarter of 2015, up 15.5% from $32.2 million in the second quarter of 2015 and up 5.3% from $35.4 million in the third quarter of 2014. The sequential increase in selling expenses was primarily due to an increase in sales commission and labor costs, partially offset by a decrease in shipping and handling costs. The year-over-year increase in selling expenses was primarily due to an increase in sales commission, partially offset by a decrease in shipping and handling expenses.

General and administrative expenses were $54.6 million in the third quarter of 2015, up 98.7% from $27.5 million in the second quarter of 2015 and up 272.7% from $14.7 million in the third quarter of 2014.  The sequential increase in general and administrative expenses was primarily due to a provision of $20.8 million related to settlement of the LDK arbitration case, as well as higher legal and consulting fees. The year-over-year increase was primarily due to the “LDK provision”, as well as consolidation of Recurrent Energy general and administrative expenses.

Research and development expenses were $4.1 million in the third quarter of 2015, compared to $4.3 million in the second quarter of 2015 and $3.2 million in the third quarter of 2014.

Income from operations was $30.9 million in the third quarter of 2015, compared to $32.5 million in the second quarter of 2015, and $156.1 million in the third quarter of 2014.  Operating margin was 3.6% in the third quarter of 2015, compared to 5.1% in the second quarter of 2015 and 17.1% in the third quarter of 2014.

Non-cash, depreciation and amortization charges were approximately $24.8 million in the third quarter of 2015, compared to $22.7 million in the second quarter of 2015, and $19.8 million in the third quarter of 2014. Non-cash, equity compensation expense was $1.4 million in the third quarter of 2015, compared to $2.0 million in the second quarter of 2015, and $1.4 million in the third quarter of 2014.

Interest expense was $13.0 million in the third quarter of 2015, compared to $12.9 million in the second quarter of 2015, and $12.0 million in the third quarter of 2014.

Interest income was $4.2 million in the third quarter of 2015, compared to $4.1 million in the second quarter of 2015 and $3.7 million in the third quarter of 2014.

The Company recorded a loss on change in fair value of derivatives of $12.3 million in the third quarter of 2015, compared to a gain of $1.6 million in the second quarter of 2015 and a gain of $15.4 million in the third quarter of 2014.  Foreign exchange gain in the third quarter of 2015 was $17.1 million compared to a foreign exchange loss of $4.4 million in the second quarter of 2015 and a foreign exchange loss of $20.9 million in the third quarter of 2014.

Income tax benefit was $3.9 million in the third quarter of 2015, compared to income tax expense of $2.7 million in the second quarter of 2015 and income tax expense of $34.4 million in the third quarter of 2014.

Net income attributable to Canadian Solar was $30.4 million, or $0.53 per diluted share in the third quarter of 2015, compared to net income of $17.9 million, or $0.31 per diluted share, in the second quarter of 2015, and net income of $104.2 million, or $1.75 per diluted share, in the third quarter of 2014.

Non-GAAP net income attributable to Canadian Solar, excluding the impact of the LDK provision, was $46.0 million, or $0.79 per diluted share in the third quarter of 2015. A table that provides a reconciliation of GAAP to non-GAAP measure is available at the end of this press release.

Financial Condition

The Company had $1.00 billion of cash, cash equivalents and restricted cash as of September 30, 2015, compared to $1.04 billion as of June 30, 2015.

Accounts receivable, net of allowance for doubtful accounts, at the end of the third quarter of 2015 were $431.9 million, compared to $303.8 million at the end of the second quarter of 2015.  Accounts receivable turnover was 48 days in the third quarter of 2015, compared to 58 days in the second quarter of 2015.

Inventories at the end of the third quarter of 2015 were $426.4 million, compared to $521.1 million at the end of the second quarter of 2015.  Inventory turnover was 63 days in the third quarter of 2015, compared to 82 days in the second quarter of 2015.

Accounts and notes payable at the end of the third quarter of 2015 were $1.02 billion, compared to $973.3 million at the end of the second quarter of 2015.

Short-term borrowings at the end of the third quarter of 2015 were $1.06 billion, compared to $940.1 million at the end of the second quarter of 2015.  Long-term debt at the end of the third quarter of 2015 was $514.3 million, compared to $353.2 million at the end of the second quarter of 2015.  Senior convertible notes totaled $150.0 million at the end of the third quarter of 2015, unchanged from the end of the second quarter of 2015.  Short-term borrowings and long-term debt directly related to utility-scale solar power projects totaled $453.5 million at the end of the third quarter of 2015.

At the end of the third quarter of 2015, the Company booked approximately $1.0 billion of solar power plant assets in property plant and equipment. This includes plants already in operation, as well as plants in construction to be owned and operated.

A preliminary allocation of the purchase price of Recurrent Energy and  the acquired operating solar projects from KKR to the assets acquired and liabilities assumed has been made based on available information and management’s best estimates. The Company is still finalizing the valuation of the assets acquired and liabilities assumed. The final allocation of the purchase price may differ from this preliminary allocation.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked:  “This has been a solid quarter as we benefited from strong demand for our modules in the U.S., Japan, China and India. We also made good progress on our Energy business, as we expanded our fleet of operating power plants in Japan and in Canada, grew our pipeline of high quality solar projects in Brazil and China, closed the sale of a controlling interest in our 200 MW Tranquillity Solar Project in California and secured financing for three of our seven U.S. projects. Our accomplishments across both our Module and Energy businesses are a testament to our track record of successful execution and the skill and dedication of our team.  Major financial institutions recognize our leadership position and seek us out to help finance our growth, giving us added flexibility and confidence as we move forward and remain focused on delivering long-term value to our shareholders.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “We were able to deliver a 33.5% increase in net revenue to $849.8 million in the third quarter, compared to the second quarter.  Our strategic decision to build inventory levels in the second quarter helped us to seamlessly meet anticipated higher demand levels in the third quarter and has positioned us well entering the fourth quarter.  Gross margin of 14.9% was above the high end of our guidance of 12% to 14%, as higher than expected average selling prices for our modules helped offset the lower gross margin from the partial Tranquillity project sale.  We remain committed to maximizing the valuation of our asset portfolio for our shareholders.  We continue to work hard on a potential YieldCo, while keeping all options open given recent market volatility.”

Utility Scale Project Pipeline Update

Canadian Solar’s late-stage, utility-scale solar project pipeline now totals approximately 2.5 GWp, with an estimated resale value and gross profit contribution exceeding $5.0 billion and $850 million, respectively, once these projects are built and connected to the grid over the next three years.

In Canada, in the third quarter of 2015, the Company started the commercial operation of its BeamLight solar power plant, which is being held on its balance sheet, and reached substantial completion on its 100 MW AC (141 MWp) Samsung Phase II, Kingston solar project, the largest solar power plant in Canada. The status of the Company’s late-stage, utility-scale solar projects in Ontario, Canada as of September 30, 2015 is summarized below:

Canadian Solar Developed	MWp	Status	Expected COD
Alfred	14.1	In Construction	2015 Q4
Illumination LP	14.0	In Construction	2015 Q4
Earth Light LP	14.1	In Construction	2015 Q4
Aria LP	14.8	In Construction	2015 Q4
Total CSIQ Developed	57.0

3rd Party Developed (EPC)	MWp	Status
Samsung Phase II	141.0	Substantial Completion	—
Total EPC Projects	141.0
EPC MW Recognized into Revenue in Prior Quarters	136.6
Total Project Backlog	61.4

In the United States, in the third quarter of 2015, the Company’s wholly-owned subsidiary, Recurrent Energy, entered into an agreement with Southern Power, a subsidiary of Southern Company (NYSE: SO), whereby Southern Power acquired a controlling interest in the Tranquillity solar power project. Subsequently, the Company announced a financing agreement with NORD/LB as the lead arranger, to provide project-level construction debt, LC facilities and a back-leveraged term facility, totaling $337 million for the Tranquillity project. During the third quarter of 2015, the Company also secured a debt facility with Santander Bank, N.A. and a tax equity investment commitment with U.S. Bancorp Community Development Corporation, securing financing for the Mustang solar power project. In addition, in the first week of November 2015, the Company announced a financing agreement with a consortium of banks led by Rabobank to provide $113 million in construction financing, a tax equity bridge loan, and a term loan option, in addition to closing on a separate tax equity investment commitment from U.S. Bancorp Community Development Corporation, thus securing financing for the Barren Ridge solar power project. The Company expects to announce additional financing transactions for the remaining four U.S. projects in the weeks ahead. As of the end of the third quarter of 2015, the Company’s late-stage, utility-scale solar project pipeline in the U.S. totals approximately 1.0 GWp as detailed below:

Project	MWp	Location	Status	Expected COD
Astoria 1	131	CA	In Construction	2016
Astoria 2	100	CA	In Construction	2016
Barren Ridge	78	CA	In Construction	2016
Mustang	114	CA	In Construction	2016
Tranquility*	126	CA	In Construction	2016
Roserock	212	TX	NTP in 2015	2016
Garland	272	CA	NTP in 2015	2016
Total	1,034

* Reflects Company ownership: 49% of Tranquillity 85% of Mustang

In Japan, as recently announced, the Company started commercial operation of four of its solar photovoltaic (PV) power plants, with a total capacity of approximately 8.6 MWp. As of the end of October 2015, the Company’s pipeline of projects in late stage of development was approximately 608 MWp, of which approximately 336 MWp have obtained full grid connection approval (Keitou Renkei Shoudakusho) and approximately 103.7 MWp were either in construction or near ready to start construction.

In China, the Company expanded its pipeline of late stage projects under development to 459 MWp, and expects to connect 135 MWp to the grid in the fourth quarter of 2015.

In the United Kingdom, the Company’s late-stage project pipeline totals 25.1 MWp, with 23.2 MWp on target to connect to the grid in the fourth quarter of 2015, and the balance in 2016.

In Brazil, following our recent success in bids for five solar power projects totaling 184 MWp in Pirapora, Minas Gerais, the Company’s late-stage solar project pipeline now totals 274 MWp.  Canadian Solar expects these solar power plants to be connected to the grid in 2017.  Once connected, the electricity generated will be purchased by a Brazilian government entity under a 20-year power purchase agreement.

Solar Power Plants in Operation

In addition to its late-stage, utility-scale project development pipeline discussed above, the Company now has a fleet of solar power plants in operation totaling approximately 257 MWp, with 99 MWp in China, 86 MWp in Canada, 40 MWp in the U.K., 15 MWp in Japan and 17 MWp, owned through Recurrent Energy, in the U.S. and Spain. Sales of electricity in the third quarter of 2015 totaled $8.6 million, compared to $7.1 million in the second quarter of 2015. The resale value of the Company’s fleet of solar power plants is estimated at over $500 million.

Manufacturing Capacity Expansion

In order to meet the expected strong growth in global demand for solar modules in the quarters ahead,   the Company is increasing its manufacturing capacity, with plans to expand its wafer, cell and module capacities to 1.0 GW, 3.4 GW and 5.63 GW, respectively, by December 31, 2016.

	Manufacturing Capacity Roadmap - MW
	31-Dec-2014	31-Dec-2015	30-Jun-2016	31-Dec-2016
Wafer	260	400	1,000	1,000
Cell	1,500	2,500	2,500	3,400
Module	3,000	4,330	4,630	5,630

The Company’s wafer manufacturing capacity at its Luoyang plant, Henan Province, is expected to reach 1.0 GW by June of 2016; the Company’s cell manufacturing capacity at its Suzhou plant, Jiangsu Province, is expected to reach 2.0 GW by the end of 2015; and the Company’s cell manufacturing capacity at its Funning plant, Jiangsu Province, is expected to reach 1.0 GW by July of 2016. In addition, a new 400 MW cell manufacturing plant, to be located in South East Asia, is expected to be commissioned in the second half of 2016. The Company’s planned module manufacturing capacity by the end of 2016 includes 3.0 GW in Changshu, Jiangsu Province, and 1.1 GW in Luoyang, Henan Province, while approximately 1.53 GW will be at existing and new locations outside China, including 500 MW in Canada, 300 MW in Vietnam, 30 MW in Indonesia, 300 MW in Brazil and 400 MW in South East Asia.

Under this updated capacity expansion roadmap, the Company is decreasing its reliance on merchant suppliers of wafers and cells in order to improve its cost structure and more consistently deliver target gross margin for its solar module business in the 15% to 20% range.

The capital expenditure budget to achieve this planned capacity expansion is estimated at $104.0 million in the second half of 2015 and $297.0 million in 2016, funded by capital leases and borrowing from local financial institutions.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book and the global financing environment. It is also subject to uncertainty relating to customer final demand and solar project construction schedule.  Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2015, the Company expects total module shipments to be in the range of approximately 1,300 MW to 1,350 MW, including approximately 170 MW of shipments to the Company’s utility-scale solar projects that may not be recognized in the fourth quarter 2015 revenue. Total revenue for the fourth quarter of 2015 is expected to be in the range of $930 million to $980 million, with gross margin expected to be between 13% and 15%.

For the full year 2015, the Company is updating its guidance for total module shipment recognized in revenue to be in the range of approximately 4.15 GW to 4.2 GW. Total revenue for the full year 2015 is expected to be in the range of $3.28 billion to $3.33 billion, compared to prior guidance of $2.8 billion to $3.0 billion.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar commented: “We have held the view all year that demand for our solar products would remain strong, with supply constraints likely.  As we look to the future, we continue to see strong global demand for modules and tight Tier 1 capacity availability.  As a result, we have made the strategic decision to expand our wafer, cell and module manufacturing capacities. Our manufacturing expansion plan includes a new 400 MW cell and module plant in South East Asia, as well as a new module plant in Brazil.  We already have the necessary funding in place and are confident our expansion will result in further improvements to our cost structure.  Separately, we are keeping our options open regarding the potential launch of a YieldCo with quality assets in OECD countries, and we continue to work on alternative exit strategies for our project portfolio, and expect to make a decent developer’s margin if we decide to sell to, or partner with, end-buyers of renewable energy assets.”

Recent Developments

On November 3, 2015, Canadian Solar announced that its wholly owned subsidiary, Recurrent Energy, secured a credit facility with a consortium of banks and a tax equity investment commitment with U.S. Bancorp Community Development Corporation, to finance the 60 MWac Barren Ridge solar power project.

On October 29, 2015, Canadian Solar announced that it had signed a $100.0 million two-year senior secured term loan arranged by Credit Suisse. In connection with the term loan, Canadian Solar issued the lenders warrants to purchase up to 1,348,040 shares of common stock at an exercise price of approximately $24.48 per share.

On October 20, 2015, Canadian Solar announced that it had started commercial operation of four solar photovoltaic (PV) power plants in Japan, totaling approximately 8.6 MWp. The 8.6 MWp portfolio of projects includes the 2.6 MWp Hijimachi Fujiwara solar power plant in Hayami-gun, Oita Prefecture, the 2.2 MWp Koba solar power plant in Isa-shi City, Kagoshima Prefecture, the 2.1 MWp Tsukuba Holes solar power plant in Kasama-shi City, Ibaraki Prefecture and the 1.7 MWp Yusuicho solar power plant in Aira-gun, Kagoshima Prefecture.

On October 12, 2015, Canadian Solar announced that it had signed an agreement with Mashiki Town and Kumamoto Prefecture to build a 47.0 MWp solar power plant. Once completed, the Mashiki solar power plant will be the largest solar plant in Kumamoto Prefecture.

On October 2, 2015, Canadian Solar announced it had closed on the purchase of three operating solar projects totaling 59.8 MWac from KKR. The total approximate enterprise value of this transaction is C$270 million (US$203.7 million). In conjunction with this acquisition, Canadian Solar also closed a US$50 million loan with Credit Suisse, who also acted as sole financial advisor on the transaction.

On September 10, 2015, Canadian Solar announced that it had entered into a long term product supply agreement with Vivint Solar (NYSE: VSLR), a leading provider of distributed solar energy to residential and commercial customers in the United States. This contract, which allows for Canadian Solar to supply Vivint Solar with high efficiency CS6P polycrystalline modules for residential and commercial installations, will give the Company the ability to reach additional customers within these market segments and expand its consumer base.

On September 10, 2015, Canadian Solar announced that its wholly owned subsidiary, Recurrent Energy, had closed on a combined construction and term debt facility, with a syndicate of six banks, for the 200 MWac Tranquillity solar power project in California. The project is currently under construction.

On September 8, 2015, Canadian Solar announced that Recurrent Energy, closed on a debt facility with Santander Bank, N.A. and a tax equity investment commitment with U.S. Bancorp Community Development Corporation (“USBCDC”), securing financing for the 100 MWac Mustang solar power project in California. Recurrent Energy will be the managing member and plans to own and operate the project.

On September 3, 2015, Canadian Solar announced that it had won five solar photovoltaic projects totaling 185 MW in Pirapora, in the state of Minas Gerais, Brazil. Canadian Solar will develop and build the solar power plants which, once connected to the grid will sell the electricity generated to a Brazilian government entity, under a 20-year Power Purchase Agreement at R$298.58/MWh (approximately US$84.0/MWh).

On August 31, 2015, Canadian Solar announced that its wholly owned subsidiary, Recurrent Energy, had signed an agreement with Southern Power for Southern Power to acquire a controlling interest in its 200 MWac Tranquillity solar power project in California.

On August 20, 2015, Canadian Solar announced that it offered its MaxPower polycrystalline module in a new 320 W power class. The MaxPower CS6X-320P is a more robust module with higher power efficiency.

Conference Call Information

The Company will hold a conference call on Tuesday, November 10, 2015 at 8:00 a.m. U.S. Eastern Standard time (9:00 p.m., November 10, 2015 in Hong Kong) to discuss the Company’s third quarter 2015 results and business outlook.

The dial-in phone number for the live audio call is 1-866-271-6130 from the U.S. and +1-617-213-8894 from international locations, with passcode 69776494.  A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the call until 11:00 p.m. on November 17, 2015, U.S. Eastern Standard time (12:00 p.m., November 18, 2015 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 42171280.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 12 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 23, 2015. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2015	2015	2014	2015	2014

Net revenues	$849,806	$636,651	$914,381	$2,347,348	$2,004,474
Cost of revenues	722,986	540,113	705,090	1,971,030	1,608,345

Gross profit	126,820	96,538	209,291	376,318	396,129

Operating expenses:
Selling expenses	37,248	32,239	35,362	110,325	89,574
General and administrative expenses	54,638	27,498	14,660	111,668	47,552
Research and development expenses	4,055	4,315	3,182	12,237	8,643
Total operating expenses	95,941	64,052	53,204	234,230	145,769

Income from operations	30,879	32,486	156,087	142,088	250,360
Other income (expenses):
Interest expense	(13,004)	(12,878)	(11,984)	(37,083)	(36,805)
Interest income	4,229	4,078	3,729	12,622	10,134
Gain(Loss) on change in foreign currency derivatives	(12,266)	1,585	15,376	(2,804)	4,796
Foreign exchange gain (loss)	17,059	(4,432)	(20,902)	11,593	(12,444)
Investment income	—	—	—	2,342	—
Others	—	—	486	389	1,134
Other expenses, net	(3,982)	(11,647)	(13,295)	(12,941)	(33,185)

Income before income taxes and equity in earnings of unconsolidated investees	26,897	20,839	142,792	129,147	217,175
Income tax (expense) benefit	3,860	(2,680)	(34,357)	(18,529)	(49,953)
Equity in earnings(loss) of unconsolidated investees	(113)	410	86	369	493
Net income	30,644	18,569	108,521	110,987	167,715

Less: Net income attributable to non-controlling interests	271	707	4,320	1,424	3,948

Net income attributable to Canadian Solar Inc.	$30,373	$17,862	$104,201	$109,563	$163,767

Earnings per share - basic	$0.54	$0.32	$1.89	$1.97	$3.02
Shares used in computation - basic	55,898,768	55,786,475	54,987,668	55,657,035	54,155,634
Earnings per share - diluted	$0.53	$0.31	$1.75	$1.88	$2.83
Shares used in computation - diluted	60,256,241	57,229,267	60,239,140	60,297,192	59,038,133

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2015	2015	2014	2015	2014
Net Income	30,644	18,569	108,521	110,987	167,715
Other comprehensive income, net of tax:
Foreign currency translation adjustment	(53,082)	21,008	(17,048)	(68,948)	(21,166)
Others	2,091	—	—	2,091	—
Comprehensive income (loss)	(20,347)	39,577	91,473	44,130	146,549
Less: comprehensive income attributable to non-controlling interests	568	109	5,608	3,465	5,075
Comprehensive income (loss) attributable to Canadian Solar Inc.	(20,915)	39,468	85,865	40,665	141,474

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of US Dollars)

	September 30,	December 31,
	2015	2014
Current assets:
Cash and cash equivalents	$345,802	$549,543
Restricted cash - current	586,706	439,961
Accounts receivable trade, net	431,871	366,939
Accounts receivable, unbilled	42,750	27,126
Amounts due from related parties	3,729	4,217
Inventories	426,400	432,325
Value added tax recoverable	42,822	20,271
Advances to suppliers - current	28,155	47,172
Foreign currency derivative assets	4,620	9,643
Project assets - current	209,097	235,228
Prepaid expenses and other current assets	154,636	183,461
Total current assets	2,276,588	2,315,886
Restricted cash - non-current	69,472	35,224
Property, plant and equipment, net	1,311,624	469,349
Deferred tax assets, net	76,176	66,856
Prepaid land use right	28,155	13,286
Investments in affiliates	126,181	38,823
Intangible assets, net	79,047	6,606
Project assets - non-current	2,401	69,283
Other non-current assets	108,178	57,111
TOTAL ASSETS	$4,077,822	$3,072,424
Current liabilities:
Short-term borrowings	$1,062,479	$725,513
Accounts and notes payable	1,023,526	800,989
Amounts due to related parties	24,397	17,592
Other payables	149,818	112,584
Advances from customers	71,107	111,974
Foreign currency derivative liabilities	7,766	445
Other current liabilities	159,470	180,168
Total current liabilities	2,498,563	1,949,265
Accrued warranty costs	60,405	54,644
Convertible notes	150,000	150,000
Long-term borrowings	514,254	134,300
Liability for uncertain tax positions	16,309	15,579
Deferred tax liabilities - non-current	6,179	10,345
Loss contingency accruals	24,211	26,206
Other non-current liabilities	28,953	—
Total LIABILITIES	3,298,874	2,340,339
Redeemable non-controlling interests	2,172	2,511
Equity:
Common shares	676,821	675,236
Additional paid-in capital	(19,379)	(25,682)
Retained earnings	156,562	46,999
Accumulated other comprehensive income (loss)	(48,841)	20,058
Total Canadian Solar Inc. shareholders’ equity	765,163	716,611
Non-controlling interests in subsidiaries	11,613	12,963
TOTAL EQUITY	776,776	729,574
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$4,077,822	$3,072,424

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, the Company uses non-GAAP measures which are adjusted from the most directly comparable GAAP results for certain item as described below. The Company presents non-GAAP net income and diluted earnings per share so that readers of the press release can better understand the underlying operating performance of the business before the impact of the LDK provision in the third quarter of 2015. The non-GAAP numbers are not measures of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to other measures determined in accordance with GAAP. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

Reconciliation of GAAP measures to Non-GAAP measures

Statement of Operations Data:

(In Thousands of US Dollars)

Three Months Ended
September 30, 2015

GAAP net income attributable to Canadian Solar Inc.	$30,373
Non-GAAP income adjustment item:
LDK provision	20,820
Income tax expense	(5,205)
Non-GAAP net income attributable to Canadian Solar Inc.	45,988
GAAP earnings per share-diluted	0.53
Non-GAAP earnings per share-diluted	0.79